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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


For the Fiscal Year Ended
December 31, 2000                             Commission File Number (333-00289)
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             ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610
               (Name of Issuer of Security, held pursuant to Plan
                 and address of its principal executive office)

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                              REQUIRED INFORMATION
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         The Robbins & Myers, Inc. Savings Plan for Union Employees (the Plan)
is subject to the Employee Retirement Income Security Act of 1974.

         ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

         (b) Statement of Changes in Net Assets Available for Benefits - for the year ended December 31, 2000

         (c) Notes to Financial Statements;

         (d) Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2000; and

         (e) Report of Independent Auditors.

         The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 333-00289) is being filed as Exhibit 23.1 to this Report.


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        ROBBINS & MYERS, INC. SAVINGS
                                        PLAN FOR UNION EMPLOYEES

                                        By /s/ Kevin J. Brown
                                               Name: Kevin J. Brown
                                               Title: Member, Corporate Benefits
                                                      Committee
                                               Dated: June 28, 2001
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                                INDEX TO EXHIBITS
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         The following Exhibits are being filed with this Annual Report on Form
11-K:

Exhibit
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(23) CONSENT OF EXPERTS AND COUNSEL

     23.1 Consent of Ernst & Young LLP.

(99) ADDITIONAL EXHIBITS

     99.1 Audited Financial Statement of Robbins & Myers, Inc. Savings Plan for Union Employees as of December 31, 2000 and 1999 and for the year ended December 31, 2000.